UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the second quarter results ended October 11, 2009

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐          Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐        No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

November 24, 2009
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

Management’s Discussion and Analysis

The purpose of this Management’s Discussion and Analysis (MD&A) is, as required by regulators, to explain management’s point of view on Alimentation Couche-Tard Inc.’s (Couche-Tard) financial condition and results of operations as well as the performance during the second quarter of the fiscal year ending April 25, 2010. More specifically, it aims to let the reader better understand our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader’s understanding of the quarterly consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By “we”, “our”, “us” and “the Company”, we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The interim consolidated financial statements have not been audited nor have they been subject to a review engagement by the Company’s auditors.

We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard’s 2009 Annual Report (2009 annual report), which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov and on the Company’s website at www.couche-tard.com.

Forward-Looking Statements

This MD&A includes certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words “believe”, “intend”, “expect”, “estimate” and other similar expressions are generally intended to identify forward-looking statements. It is important to know that the forward-looking statements in this MD&A describe our expectations as at November 24, 2009, which are not guarantees of future performance of Couche-Tard or its industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard’s or the industry’s outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, the reader is cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under “Business Risks” in our 2009 Annual Report as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business

We are the leader in the Canadian convenience store industry. In North America, we are the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores.

Our network is comprised of 5,904 convenience stores throughout North America, including 4,128 stores with motor fuel dispensing. We are present in 11 North American markets, including eight in the United States covering 43 states and the District of Columbia and three in Canada covering all ten provinces. More than 52,000 people are employed throughout our network and at the service offices.

Our mission is to offer our clients outstanding service by developing a customized and friendly relationship while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients’ demands in a clean and welcoming environment. Our positioning in the industry stems primarily from the success of our business model, which is based on a decentralized management structure, an ongoing assessment of best practices and operational expertise that is enhanced by our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, as well as our continued investments in our IMPACT program and the technological development of our stores.

The convenience store sector is fragmented and in a consolidation phase. Economies of scale are now essential to succeed in this business sector. We are participating in this process through our acquisitions and the market shares we gain when competitors close sites and when we improve our offering. We also believe that it is still possible for industry participants with a good financial position such as Couche-Tard to maintain sustained growth, especially in the current difficult economic conditions. However, as for acquisitions, they have to be concluded at reasonable conditions in order to create value for the Company and its shareholders. Therefore, we do not favour store count growth to the detriment of profitability. As an example, during the last few years, it has often been more advantageous for the Company to repurchase back its own shares at a lower multiple than some networks that were offered to us.

Exchange Rate Data

The Company’s US dollar reporting provides more relevant information given the predominance of its operations in the United States and its US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended		24-week periods ended
	October 11, 2009	October 12, 2008	October 11, 2009	October 12, 2008
Average for period (1)	0.9228	0.9458	0.8974	0.9679
Period end	0.9575	0.8469	0.9575	0.8469

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

As we use the US dollar as our reporting currency, in our consolidated financial statements and in the present document, unless indicated otherwise, results from our Canadian and corporate operations are translated into US dollars using the average rate for the period. Variances and explanations related to variations in the foreign exchange rate and the volatility of the Canadian dollar which we discuss in the present document are therefore related to the translation in US dollars of our Canadian and corporate operations results and do not have a true economic impact on our performance since most of the Company’s consolidated revenues and expenses are received or denominated in the functional currency of the markets in which it does business. Accordingly, the sensitivity of our results to variations in foreign exchange rates is economically limited.

Overview of the Second Quarter of fiscal 2010

Acquisitions

During the second quarter of fiscal 2010, we acquired five stores.

Dividends

On November 24, 2009, the Company’s Board of Directors declared a quarterly dividend of Cdn$0.35 per share for the second quarter of fiscal 2010 to shareholders on record as at December 3, 2009, and approved its payment for December 11, 2009. This is an eligible dividend within the meaning of the Income Tax Act of Canada.

Share repurchase programs

1) Program effective August 8, 2008, which expired August 7, 2009

During the second quarter of fiscal 2010, under this program, we repurchased 1,400 Class A multiple voting shares at an average cost of Cdn$16.63 and 1,850,300 Class B subordinate voting shares at an average cost of Cdn$16.52. On a cumulative basis since the implementation of this program, we have repurchased a total of 19,000 Class A multiple voting shares at an average cost of Cdn$13.43 and 11,779,400 Class B subordinate voting shares at an average cost of Cdn$13.61.

2) Program effective August 10, 2009, expiring at the latest on August 9, 2010

During the second quarter of fiscal 2010, we implemented a new share repurchase program in replacement of the program which expired on August 7, 2009. This new program allows us to repurchase up to 2,685,370 of the 53,707,412 Class A multiple voting shares and up to 12,857,284 of the 128,572,846 Class B subordinate voting shares issued and outstanding as at July 24, 2009 (representing 5.0% of the Class A multiple voting shares issued and outstanding and 10.0% of the Class B subordinate voting shares of the public float, as defined by applicable rules, as at that date, respectively). In accordance with the Toronto Stock Exchange requirements, we can repurchase a daily maximum of 1,000 Class A multiple voting shares and 107,717 Class B subordinate voting shares. When making such repurchases, the number of Class A multiple voting shares and of Class B subordinate voting shares issued and outstanding is reduced and the proportionate interest of all remaining shareholders in the Company’s share capital is increased on a pro rata basis. The share repurchase program period will end no later than August 9, 2010. All shares repurchased under the share repurchase program are cancelled upon repurchase. As at October 11, 2009, no shares had been repurchased under this program.

Outstanding shares and stock options

As at November 20, 2009, Couche-Tard had 53,706,712 Class A multiple voting shares and 129,881,717 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 8 638 878 outstanding stock options for Class B subordinate voting shares.

Subsequent event

Joint venture

On November 11, 2009, we announced our intention to enter into an agreement to create a joint venture with Shell Oil Products US (“Shell”) to operate approximately 100 convenience stores in the greater Chicago metropolitan area. The transaction is subject to final management approvals, standard regulatory approvals and closing conditions and is expected to close by the end of 2009.

Of the 100 convenience stores, 89 stores are currently operated by third party operators under an operator agreement with Shell, including 32 operated under the Circle K banner by Couche-Tard’s Midwest Division. The remaining 11 locations currently operate as Shell retail marketers under a retail lease agreement. The majority of the 100 stores would be operated by our Midwest Division under the Circle K banner. Shell motor fuel and branded products would continue to be marketed and sold at all 100 locations. All 100 stores held by Shell would be transferred over to the Joint Venture through a combination of purchased and contributed fee and lease sites.

Summary of changes in our stores during the second quarter and the first half-year of fiscal 2010

The following table presents certain information regarding changes in our stores over the 12 and 24-week periods ended October 11, 2009:

	12-week period ended October 11, 2009			24-week period ended October 11, 2009
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores	Total	stores	stores	Total

Number of stores, beginning of period	4,414	1,492	5,906	4,395	1,048	5,443
Acquisitions	5	-	5	49	444	493
Openings / constructions / additions	1	21	22	6	31	37
Closures / disposals / withdrawals	(15)	(14)	(29)	(45)	(24)	(69)
Number of stores, end of period	4,405	1,499	5,904	4,405	1,499	5,904

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 12 and 24-week periods ended October 11, 2009 and October 12, 2008:

(In millions of US dollars, unless otherwise stated)	12-week periods ended				24-week periods ended
	October 11,	October 12,		Variation	October 11,		October 12,		Variation
	2009	2008		%	2009		2008		%
Statement of Operations Data:
Merchandise and service revenues (1) :
United States	946.5	899.6		5.2	1,900.2		1,757.4		8.1
Canada	469.8	445.4		5.5	906.9		889.6		1.9
Total merchandise and service revenues	1,416.3	1,345.0		5.3	2,807.1		2,647.0		6.0
Motor fuel revenues:
United States	1,995.8	2,748.9		(27.4)	3,907.3		5,371.4		(27.3)
Canada	413.7	462.5		(10.6)	786.5		857.0		(8.2)
Total motor fuel revenues	2,409.5	3,211.4		(25.0)	4,693.8		6,228.4		(24.6)
Total revenues	3,825.8	4,556.4		(16.0)	7,500.9		8,875.4		(15.5)
Merchandise and service gross profit (1) :
United States	308.4	290.5		6.2	621.1		568.4		9.3
Canada	162.4	153.0		6.1	311.7		310.4		0.4
Total merchandise and service gross profit	470.8	443.5		6.2	932.8		878.8		6.1
Motor fuel gross profit:
United States	123.7	181.2		(31.7)	243.1		282.3		(13.9)
Canada	29.4	21.6		36.1	57.4		43.3		32.6
Total motor fuel gross profit	153.1	202.8		(24.5)	300.5		325.6		(7.7)
Total gross profit	623.9	646.3		(3.5)	1,233.3		1,204.4		2.4
Operating, selling, administrative and general expenses	447.5	466.6		(4.1)	878.5		889.7		(1.3)
Depreciation and amortization of property and equipment and other assets	46.9	41.1		14.1	91.9		84.0		9.4
Operating income	129.5	138.6		(6.6)	262.9		230.7		14.0
Net earnings	88.2	97.6		(9.6)	179.3		144.8		23.8
Other Operating Data:
Merchandise and service gross margin (1) :
Consolidated	33.2%	33.0%		0.2	33.2%		33.2%		-
United States	32.6%	32.3%		0.3	32.7%		32.3%		0.4
Canada	34.6%	34.4%		0.2	34.4%		34.9%		(0.5)
Growth (decrease) of same-store merchandise revenues (2) (3) :
United States	2.9%	(1.0%	)		2.7%		(0.5%	)
Canada	5.2%	1.4%			3.8%		0.3%
Motor fuel gross margin (3) :
United States (cents par gallon):	15.78	24.88		(36.6)	15.61		20.47		(23.7)
Canada (Cdn cents per litre)	5.49	4.66		17.8	5.62		5.05		11.3
Volume of motor fuel sold (4) :
United States (millions of gallons)	812.6	753.6		7.8	1,613.1		1,429.2		12.9
Canada (millions of litres)	580.7	490.9		18.3	1,136.2		886.8		28.1
Growth (decrease) of same-store motor fuel volume (3) :
United States	3.9%	(10.6%	)		2.8%		(7.7%	)
Canada	3.3%	2.2%			2.4%		2.5%
Per Share Data:
Basic net earnings per share (dollars per action)	0.48	0.50		(4.0)	0.97		0.74		31.1
Diluted net earnings per share (dollars per action)	0.47	0.49		(4.1)	0.95		0.73		30.1

					October 11,		April 26,		Variation
					2009		2009		$
Balance Sheet Data:
Total assets					3,500.7		3,255.9		244.8
Interest-bearing debt					727.7		749.2		(21.5)
Shareholders’ equity					1,492.8		1,326.0		166.8
Ratios:
Net interest-bearing debt/total capitalization (5)					0.26 : 1		0.30 : 1
Net interest-bearing debt/EBITDA (6)					0.85 : 1	(7)	0.98 : 1
(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3)	For company-operated stores only.
(4)	Includes volume of franchisees and dealers.
(5)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(7)

This ratio was standardized over a period of one year. It includes the results of the first and second quarters of the fiscal year which will end April 25, 2010 as well as the third and fourth quarters of the year ended April 26, 2009.

Analysis of consolidated results for the second quarter and first half-year of fiscal 2010

Revenues

Our revenues amounted to $3.8 billion in the second quarter of fiscal 2010, down $730.6 million, a decrease of 16.0% compared to the second quarter of fiscal 2009. The decline is chiefly the result of a $958.0 million decrease in motor fuel revenues resulting from a lower sale price and an adverse impact of $22.0 million from a weaker Canadian dollar. These factors were partially offset by a $145.0 million increase generated by acquisitions as well as by the growth of same-store merchandise revenues and motor fuel volume in both the United States and Canada.

Although lower motor fuel sale prices may decrease our total revenues, they nevertheless have a positive impact on our results for several reasons:

1.	They prompt consumers to use their car more often. Hence, they are more likely to purchase more volume of motor fuel;
2.	Lower motor fuel prices leave more money in a consumer’s pocket for purchases that carry higher margins, such as our in-store merchandise;
3.	Our credit card expenses are largely tied into motor fuel sale prices. Therefore, the lower the price is, the lower our credit card expenses are; and
4.

Barring a wild and rapid shift in prices, motor fuel sale prices do not directly influence our margins per unit (cents per gallon/litre). In fact, these margins are rather dependent on supply and demand as well as market competitiveness. Hence, the relative margin (percentage of sales) has a tendency to increase when the retail prices decrease.

As for the first half-year of fiscal 2010, our revenues dropped by $1.4 billion, a decrease of 15.5% compared to the first half-year of fiscal 2009. Like for the second quarter, the decline is mainly the result of a $2.0 billion decrease in motor fuel revenues resulting from a lower sale price and an adverse impact of $127.0 million from a weaker Canadian dollar. Thus, our clients have $2.0 billion more in their pockets. These factors contributing to the decrease were partially offset by a $623.0 million increase in revenues generated by acquisitions as well as by the growth of same-store merchandise revenues and motor fuel volume in both the United States and Canada.

More specifically, the growth of merchandise and service revenues for the second quarter of fiscal 2010 was $71.3 million, an increase of 5.3% compared to the same period last fiscal year, of which $38.0 million was generated by acquisitions, partially offset by a $11.0 million related to the depreciation of the Canadian dollar against its U.S. counterpart. Regarding internal growth, as measured by same-store merchandise revenues, it rose by 2.9% in the United States, mainly because of the increase in tobacco products retail prices following the increases in taxes on these products. As for the Canadian market, the increase in same-store merchandise revenues was 5.2%.

In the first half-year, merchandise and service revenues rose by $160.1 million, a 6.0% increase compared to the same period last fiscal year for reasons similar to those of the second quarter, including an increase in same-store merchandise revenues of 2.7% in the United States and 3.8% in Canada.

Motor fuel revenues decreased by $801.9 million or 25.0% in the second quarter of fiscal 2010. The lower average retail price at the pump in the United Stated and Canada created a drop in revenues of $958.0 million, as shown in the following table, beginning with the third quarter of the fiscal year ended April 26, 2009:

Quarter					Weighted
	3rd	4th	1st	2nd	average
52-week period ended October 11, 2009
United States (US dollars per gallon)	2.00	1.95	2.41	2.48	2.20
Canada (Cdn cents per litre)	78.05	78.67	88.80	89.24	83.58
52-week period ended October 12, 2008
United States (US dollars per gallon)	2.96	3.22	3.91	3.67	3.41
Canada (Cdn cents per litre)	95.92	103.69	122.66	114.37	108.96

Acquisitions contributed 37.0 million additional gallons in the second quarter of fiscal 2010, or $107.0 million in revenues, partially offset by the depreciation of the Canadian dollar against its U.S. counterpart, resulting in a decrease in revenues of $11.0 million. As for the growth in same-store motor fuel volume, it was 3.9% in the United States and 3.3% in Canada.

For the first two quarters of fiscal 2010, acquisitions contributed 177.7 million additional gallons, or $467.0 million in revenues, partially offset by the depreciation of the Canadian dollar against its U.S. counterpart, resulting in a decrease in revenues of $62.0 million. As for the growth in same-store motor fuel volume, it was 2.8% in the United States and 2.4% in Canada.

In summary, our internal growth and the contribution of our acquisitions are good considering the economic turmoil, both in terms of merchandise and service revenues and motor fuel volume.

Gross profit

For the second quarter of fiscal 2010, the consolidated merchandise and service gross margin recorded a 0.2% increase in the second quarter of fiscal 2010 to 33.2%. In the United States, despite additional tax increases on tobacco products on July 1st, 2009 in Florida and Mississippi – which add to the significant federal tax increase that became effective April 1st, 2009 – the gross margin was 32.6%, an increase from 32.3% last fiscal year. As for Canada, the margin rose to 34.6%, a 0.2% increase. In both the United States and Canada, gross margin reflects our merchandising strategy in tune with market competitiveness and economic conditions within each market as well as improved supply terms.

During the first half-year of fiscal 2010, the merchandise and service gross margin was 33.2%. More specifically, it was 32.7% in the United States, an increase of 0.4%, and 34.4% in Canada a decrease of 0.5%. In Canada, as indicated in our first quarter report, the gross margin compares to a margin last year that benefited from non-recurring amounts in the first quarter.

During the second quarter of fiscal 2010, the motor fuel gross margin for our company-operated stores in the United States decreased by 9.10¢ per gallon, from 24.88¢ per gallon last year to 15.78¢ per gallon this year. It should be noted that last year’s gross margin was unusually high, whereas this year’s is closer to expectations based on results from recent years. In Canada, the margin rose, reaching Cdn5.49¢ per litre compared to Cdn4.66¢ per litre in the second quarter of fiscal 2009. The motor fuel gross margin of our company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters, beginning with the third quarter of the fiscal year ended April 26, 2009 were as follows:

(US cents per gallon)
						Weighted
Quarter		3rd	4th	1st	2nd	average
52-	week period ended October 11, 2009
	Before deduction of expenses related to electronic payment modes	18.21	11.38	15.43	15.78	15.41
	Expenses related to electronic payment modes	3.15	3.10	3.56	3.79	3.38
	After deduction of expenses related to electronic payment modes	15.06	8.28	11.87	11.99	12.03
52-	week period ended October 12, 2008
	Before deduction of expenses related to electronic payment modes	14.38	10.02	15.55	24.88	16.25
	Expenses related to electronic payment modes	3.98	4.02	5.07	4.94	4.47
	After deduction of expenses related to electronic payment modes	10.40	6.00	10.48	19.94	11.78

As for the 24-week period ended October 11, 2009, the motor fuel gross margin for our company-operated stores in the United States decreased by 4.86¢ per gallon, from 20.47¢ per gallon last fiscal year to 15.61¢ per gallon this fiscal year. In Canada, the margin rose, reaching Cdn5.62¢ per litre compared with Cdn5.05¢ per litre for the comparable half-year of fiscal 2009.

Operating, selling, administrative and general expenses

For the second quarter of fiscal 2010, operating, selling, administrative and general expenses decreased by 4.1% compared with last fiscal year. These expenses increased by 3.5% due to acquisitions while they decreased by 2.2% and by 0.7%, respectively because of the decrease in electronic payment modes expenses and a weaker Canadian dollar. Excluding these items, expenses decreased by 4.7%. Moreover, excluding expenses related to electronic payment modes for both comparable periods, expenses in proportion of merchandise and service sales represented 28.7% of sales this fiscal year compared to 31.1% last fiscal year.

During the first half-year of 2010, operating, selling, administrative and general expenses decreased by 1.3% compared with last year. These expenses increased by 7.4% due to acquisitions while they decreased by 2.4% and by 2.0%, respectively following the decrease in electronic payment modes expenses and the weaker Canadian dollar. Excluding these items, expenses therefore decreased by 4.3%. Moreover, excluding expenses related to electronic payment modes for both comparable periods, expenses in proportion of merchandise and service sales represented 28.5% of sales this year compared to 30.1% last fiscal year.

Our prudent management of controllable expenses as well as sustainable cost reduction measures we have put in place are the main reasons for these decreases. This performance is quite satisfactory, especially considering that expenses have decreased for a third consecutive quarter, when excluding the impact of acquisitions, exchange rate and electronic payment mode expenses without affecting the service we offer our clients.

Earnings before interests, taxes, depreciation and amortization [EBITDA]

EBITDA was $176.4 million for the second quarter of fiscal 2010, down 1.8% compared to the comparable period of the previous fiscal year, and was $354.8 million for the first half-year of fiscal 2010, up 12.7%. Acquisitions contributed to EBITDA for an amount of $7.1 million during the second quarter and $18.8 million during the first half-year.

It should be noted that EBITDA is not a performance measure defined by Canadian GAAP, but management, investors and analysts use this measure to evaluate our financial and operating performance. Note that our definition of this measure may differ from the one used by other public companies:

(in millions of US dollars)	12-week periods ended		24-week periods ended
	October 11, 2009	October 12, 2009	October 11, 2009	October 12, 2008
Net earnings, as reported	88.2	97.6	179.3	144.8
Add :
Income taxes	34.3	31.7	69.7	66.8
Financial expenses	7.0	9.3	13.9	19.1
Depreciation and amortization of property and equipment and other assets	46.9	41.1	91.9	84.0
EBITDA	176.4	179.7	354.8	314.7

Depreciation and amortization of property and equipment and other assets

For the second quarter and the first half-year of fiscal 2010, the depreciation expense increased due to the investments made through acquisitions, replacement of equipment, additions of new stores and the ongoing implementation of our IMPACT program within our network.

Financial expenses

For the second quarter and the first half-year of fiscal 2010, financial expenses decreased by $2.3 million and $5.2 million, respectively, compared with last fiscal year. These decreases are the result of the combined reduction in our average borrowings and interest rates.

Income taxes

The income tax rate for the second quarter of fiscal 2010 is 28.0% compared to a rate of 24.5% for the same quarter last fiscal year. As for the first half-year of fiscal 2010, the rate is 28.0% compared to a rate of 31.6% for the comparable period last fiscal year. Variations in the effective rates are mainly related to the corporate reorganization put in place in the first quarter last fiscal year.

Net earnings

We closed the second quarter of fiscal 2010 with net earnings of $88.2 million, which equals $0.48 per share (or $0.47 per share on a diluted basis), compared to $97.6 million last fiscal year ($0.50 per share or $0.49 per share on a diluted basis), a decrease of $9.4 million or 9.6%. This is a very good performance given the exceptionally high motor fuel gross margin in the United-States posted during the second quarter of 2009. The impact of the 9.10¢ per gallon decrease in the motor fuel gross margin in the United-States corresponds to a drop of over $40.0 million in net earnings, approximately.

As for the first half-year of fiscal 2010, net earnings were $179.3 million ($0.97 per share or $0.95 per share on a diluted basis), compared to $144.8 million last fiscal year ($0.74 per share or $0.73 per share on a diluted basis), an increase of $34.5 million or 23.8%.

Liquidity and Capital Resources

Our sources of liquidity remain unchanged compared with the fiscal year ended April 26, 2009. For further information, please refer to our 2009 Annual Report.

We have an interest rate swap agreement, which we entered into in 2004 with a bank. The terms of the agreement remain unchanged compared with the information disclosed in our 2009 Annual Report.

With respect to our capital expenditures, acquisitions and share repurchases carried out in the first half-year of fiscal 2010, they were financed using available cash flow. We expect that our cash available from operations together with borrowings available under our revolving unsecured credit facilities, as well as potential sale and leaseback transactions, will meet our liquidity needs in the foreseeable future.

Our credit facilities, totalling $1 billion, have not changed with respect to their terms of use since April 26, 2009 and they will only mature in 2012. As at October 11, 2009, $362.3 million of the Company’s term revolving unsecured operating credits had been used ($280.0 million for the US dollar portion and $82.3 million for the Canadian dollar portion). At such date, the weighted average effective interest rate was 0.75% for the US dollar portion and 0.90% for the Canadian dollar portion. In addition, standby letters of credit in the amount of Cdn$0.9 million and $22.2 million were outstanding as at October 11, 2009. We also have a $350.7 million subordinated unsecured debt (nominal value amounting to $350.0 million, net of attributable financing costs of $0.7 million, adjusted for the fair value of the interest rate swaps designated as a fair value hedge of the debt), bearing interest at an effective rate of 7.55% (6.48% taking into account the effect of the interest rate swap described above) and maturing in 2013.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	12-week periods ended			24-week periods ended
	October 11,	October 12,	Variation	October 11,	October 12,	Variation
	2009	2008		$2009	2008	$
Operating activities
Cash flows (1)	135.6	146.2	(10.6)	277.2	242.0	35.2
Other	26.5	2.6	23.9	(36.9)	(35.0)	(1.9)
Net cash provided by operating activities	162.1	148.8	13.3	240.3	207.0	33.3
Investing activities
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	(45.0)	(50.6)	5.6	(71.1)	(83.2)	12.1
Proceeds from sale and leaseback transactions	6.5	2.6	3.9	9.6	2.6	7.0
Business acquisitions	(6.2)	(1.1)	(5.1)	(67.6)	(66.2)	(1.4)
Other	(2.4)	(2.8)	0.4	(1.5)	(5.7)	4.2
Net cash used in investing activities	(47.1)	(51.9)	4.8	(130.6)	(152.5)	21.9
Financing activities
Decrease in long-term borrowings	(57.7)	(46.7)	(11.0)	(30.0)	(17.6)	(12.4)
Share repurchase	(28.1)	(43.8)	15.7	(56.4)	(43.8)	(12.6)
Dividends	(11.9)	(13.3)	1.4	(11.9)	(13.3)	1.4
Issuance of shares	2.0	-	2.0	2.0	-	2.0
Net cash used in financing activities	(95.7)	(103.8)	8.1	(96.3)	(74.7)	(21.6)
Company credit rating
Standard and Poor’s	BB+	BB+		BB+	BB+
Moody’s	Ba1	Ba1		Ba1	Ba1
(1)

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of assets and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities

During the second quarter of fiscal 2010, net cash from operating activities reached $162.1 million, up $13.3 million from the second quarter of fiscal 2009. This increase is mainly due to changes in working capital, including an increase in income taxes payable. During the first half-year of 2010, net cash from operating activities reached $240.3 million, up $33.3 million from the comparable period of fiscal 2009 due to an increase in net earnings.

Investing activities

During the second quarter of fiscal 2010, our investing activities were primarily for the acquisition of five company-operated stores for an amount of $5.9 million and for capital expenditures for an amount of $45.0 million. Our capital investments were primarily for the replacement of equipment in some of our company-operated stores to enhance our offering of products and services and to comply with regulations, the addition of new stores as well as the ongoing implementation of our IMPACT program throughout our network.

Financing activities

During the second quarter of fiscal 2010, we recorded a $57.7 million decrease in long-term borrowing and repurchased shares for a total amount of $28.1 million. In addition, we paid $11.9 million in dividends.

Financial Position as at October 11, 2009

As shown by our indebtedness ratios included in the "Selected Consolidated Financial Information" section and our net cash provided by operating activities, our financial position is excellent.

Our total consolidated assets amounted to $3.5 billion as at October 11, 2009 compared to $3.3 billion as at April 26, 2009. This increase is chiefly the result of five factors:

1.	The increase in property and equipment mainly resulting from the stores acquired from ExxonMobil;
2.	The increase in in-store merchandise inventory due to a greater number of stores;
3.	The increase in motor fuel inventory due to a higher product cost compared to the fourth quarter of fiscal 2009 and a greater number of stores selling motor fuel;
4.

The increase in credit and debit cards receivables driven by higher motor fuel retail price compared to the fourth quarter of fiscal 2009 as well as the increase in supplier rebates receivable following the increase in merchandise inventories; and

5.	An overall increase in Canadian and corporate operations assets once translated in U.S. dollars due to a stronger Canadian dollar as at the balance sheet date.

Shareholders’ equity amounted to $1.5 billion as at October 11, 2009, up $166.8 million compared to April 26, 2009, reflecting net earnings generated during the current fiscal year and the increase in accumulated other comprehensive income due to the strengthening of the Canadian dollar, partially offset by the share repurchases made during the first half-year of 2010.

Contractual Obligations and Commercial Commitments

There were no major changes during the 24-week period ended October 11, 2009, with respect to our contractual obligations and commercial commitments. For more information, please refer to our 2009 Annual Report.

Selected Quarterly Financial Information (Unaudited)

(In millions of US dollars except for per share data, unaudited)
	24-week period						Extract from the 52-
	ended October 11,		52-week period ended				week period ended
	2009		April 26, 2009				April 27, 2008
Quarter	2nd	1st	4th	3rd	2nd	1st	4th	3rd
Weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks
Revenues	3,825.8	3,675.1	2,994.0	3,911.7	4,556.4	4,319.0	3,705.8	4,590.9
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	176.4	178.4	105.0	168.1	179.7	135.0	63.7	130.6
Depreciation and amortization of property and equipment and other assets	46.9	45.0	42.6	56.4	41.1	42.9	39.9	53.8
Operating income	129.5	133.4	62.4	111.7	138.6	92.1	23.8	76.8
Financial expenses	7.0	6.9	6.8	10.3	9.3	9.8	9.1	16.7
Net earnings	88.2	91.1	38.0	71.1	97.6	47.2	15.5	50.5
Net earnings per share
Basic	$0.48	$0.49	$0.20	$0.37	$0.50	$0.24	$0.08	$0.25
Diluted	$0.47	$0.48	$0.20	$0.36	$0.49	$0.24	$0.08	$0.24

International Standards

In February 2008, Canadian Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants announced that the use of International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB) will be required for publicly accountable profit-oriented enterprises starting in 2011. For those enterprises, IFRS will replace General Accepted Accounting Principles currently in effect in Canada (GAAP). IFRS uses a conceptual framework similar to GAAP, but there are differences in recognition, measurement and presentation standards. In the period leading up to the changeover, the AcSB is expected to continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the transition date.

These new standards are applicable to fiscal years beginning on or after January 1st, 2011. Companies will be required to provide comparative IFRS information for the previous fiscal year. Starting in the first quarter of our fiscal year 2012, we will publish consolidated financial statements prepared in accordance with IFRS.

We have developed a plan to convert our Consolidated Financial Statements to IFRS. We have a dedicated project manager to lead the conversion to IFRS. Our external auditors are notified of our choices and consulted on them. The Company’s Audit Committee ensures that management fulfills its responsibilities and successfully accomplishes the changeover to IFRS while we continue to provide training to key employees. Changes in accounting policies are likely and could impact our consolidated financial statements.

The principal phases, actions, timetables and progress of our transition plan are outlined in the following table:

Phase 1 : Preliminary Analysis and Diagnostic
Action	o	Identification of the IFRS standards that will require changes with regard to measurement in consolidated financial statements and disclosure.
	o	Rank of standards based on their anticipated impact on our consolidated financial statements and the required efforts for their implementation.
Timetable	End of fiscal 2008
Progress	Completed

Phase 2 : Analysis of Standards
Action	o	Analysis of the differences between GAAP and IFRS.
	o	Selection of the accounting policies that the Company will apply on an ongoing basis.
	o	Company’s selection of IFRS 1 exemptions at the date of transition.
	o	Calculation of the quantitative impacts on the consolidated financial statements.
	o	Disclosure analysis.
	o	Preparation of draft consolidated financial statements and notes.
	o	Preparation of the opening balance sheet at the date of transition.
	o	Identification of the collateral impacts in the following areas:
? information technology;
? internal control over financial reporting;
? disclosure controls and procedures;
? contracts;
? compensation;
? taxation;
? training.
Timetable

We have prepared a detailed timetable which contemplates the bulk of the analysis that will be completed by the end of July 2010. We prioritized standards, based on their ranking in the diagnostic, the time needed to complete the analysis and implementation, working group members’ availability, as well as the timing of discussion papers, exposure drafts and new standards to be issued by the IASB.

Progress	At the end of our second quarter of fiscal 2010, all actions had been completed, except for the following which have begun but are not yet completed:
	o	Preparation of draft consolidated financial statements and notes.
	o	Preparation of the opening balance sheet at the date of transition.
Phase 3 : Implementation
Action	o	Compilation of the comparative financial data.
	o	Production of the interim consolidated financial statements and the associated disclosure.
	o	Production of the annual consolidated financial statements and the associated disclosure.
	o	Implementation of changes regarding collateral impacts.
Timetable	o	At the end of fiscal 2011, our opening balance sheet, comparative financial data under IFRS and changes regarding collateral impacts will be completed.
	o	During fiscal 2012, we will produce our interim and annual consolidated financial statements and disclosure in accordance with IFRS.
Progress	Not applicable.

Outlook

In the course of the fiscal year 2010, we expect to pursue our investments with caution in order to, amongst other things, deploy our IMPACT program. Given the economic climate and our attractive access to capital, we believe to be well positioned to realize acquisitions and create value. However, we will continue to exercise patience in order to benefit from a fair price in view of current market conditions. We also intend to keep an ongoing focus on our supply terms and our operating expenses.

Finally, in line with our business model, we intend to continue to focus our resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of our large clientele.

November 24, 2009

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	12 weeks		24 weeks
For the periods ended	October 11,	October 12,	October 11,	October 12,
	2009	2008	2009	2008
	$	$	$	$

Revenues	3,825.8	4,556.4	7,500.9	8,875.4
Cost of sales (excluding depreciation and amortization of property and equipment and other assets as shown separately below)	3,201.9	3,910.1	6,267.6	7,671.0
Gross profit	623.9	646.3	1,233.3	1,204.4

Operating, selling, administrative and general expenses	447.5	466.6	878.5	889.7
Depreciation and amortization of property and equipment and other assets	46.9	41.1	91.9	84.0
	494.4	507.7	970.4	973.7
Operating income	129.5	138.6	262.9	230.7
Financial expenses	7.0	9.3	13.9	19.1
Earnings before income taxes	122.5	129.3	249.0	211.6
Income taxes	34.3	31.7	69.7	66.8
Net earnings	88.2	97.6	179.3	144.8
Net earnings per share (Note 4)
Basic	0.48	0.50	0.97	0.74
Diluted	0.47	0.49	0.95	0.73
Weighted average number of shares (in thousands)	183,718	194,530	184,959	195,628
Weighted average number of shares – diluted (in thousands)	188,311	198,265	189,144	199,474
Number of shares outstanding at end of period (in thousands)	183,572	193,023	183,572	193,023

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of US dollars, unaudited)

For the periods ended	12 weeks		24 weeks
	October 11,	October 12,	October 11,	October 12,
	2009	2008	2009	2008
	$	$	$	$
Net earnings	88.2	97.6	179.3	144.8
Other comprehensive income
Changes in cumulative translation adjustments (1)	21.5	(69.9)	46.5	(67.7)
Change in fair value of a financial instrument designated as a cash flow hedge (2)	0.3	-	0.8	-
Other comprehensive income	21.8	(69.9)	47.3	(67.7)
Comprehensive income	110.0	27.7	226.6	77.1

(1)

For the 12 and 24-week periods ended October 11, 2009, these amounts include a gain of $28.2 and $71.2, respectively (net of income taxes of $11.0 and $27.7, respectively). For the 12 and 24-week periods ended October 12, 2008 these amounts include a loss of $101.5 and $86.3, respectively (net of income taxes of $33.0 and $39.8, respectively). These gains and losses arise from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its U.S. self-sustaining operations.

(2)	For the 12 and 24-week periods ended October 11, 2009, these amounts are net of income taxes of $0.1 and $0.3, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of US dollars, unaudited)

For the 24-week period ended					October 11, 2009
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of period	329.1	17.7	932.6	46.6	1,326.0
Comprehensive income:
Net earnings			179.3		179.3
Change in cumulative translation adjustments				46.5	46.5
Change in fair value of a financial instrument designated as a cash flow hedge (net of income taxes of $0.3)				0.8	0.8
Comprehensive income for the period					226.6
Dividends			(11.9)		(11.9)
Stock-based compensation expense (note 6)		0.9			0.9
Fair value of stock options exercised	0.7	(0.7)			-
Cash received upon exercise of stock options	2.0				2.0
Repurchase and cancellation of shares	(10.3)				(10.3)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(40.5)		(40.5)
Balance, end of period	321.5	17.9	1,059.5	93.9	1,492.8

For the 24-week period ended					October 12, 2008
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of period	348.8	15.6	775.0	114.3	1,253.7
Comprehensive income:
Net earnings			144.8		144.8
Change in cumulative translation adjustments				(67.7)	(67.7)
Comprehensive income for the period					77.1
Dividends			(13.3)		(13.3)
Stock-based compensation expense (note 6)		1.5			1.5
Repurchase and cancellation of shares	(8.8)				(8.8)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(27.2)		(27.2)
Balance, end of period	340.0	17.1	879.3	(46.6)	1,283.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

	12 weeks		24 weeks
For the periods ended	October 11,	October 12,	October 11,	October 12,
	2009	2008	2009	2008
	$	$	$	$
Operating activities
Net earnings	88.2	97.6	179.3	144.8
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	40.5	36.4	79.5	74.5
Future income taxes	8.7	9.6	20.3	19.2
(Gain) loss on disposal of property and equipment and other assets	(1.8)	2.6	(1.9)	3.5
Deferred credits	6.8	1.8	8.8	4.1
Other	4.7	2.8	8.9	7.2
Changes in non-cash working capital	15.0	(2.0)	(54.6)	(46.3)
Net cash provided by operating activities	162.1	148.8	240.3	207.0
Investing activities
Purchase of property and equipment	(45.0)	(53.1)	(71.1)	(88.1)
Proceeds from sale and leaseback transactions	6.5	2.6	9.6	2.6
Business acquisitions (Note 3)	(6.2)	(1.1)	(67.6)	(66.2)
Increase in other assets	(4.2)	(2.8)	(8.0)	(5.7)
Proceeds from disposal of property and equipment and other assets	1.8	2.5	6.5	4.9
Net cash used in investing activities	(47.1)	(51.9)	(130.6)	(152.5)
Financing activities
Net decrease in long-term debt	(57.7)	(46.7)	(30.0)	(17.6)
Issuance of shares	2.0	-	2.0	-
Repurchase of shares	(28.1)	(43.8)	(56.4)	(43.8)
Dividends	(11.9)	(13.3)	(11.9)	(13.3)
Net cash used in financing activities	(95.7)	(103.8)	(96.3)	(74.7)
Effect of exchange rate fluctuations on cash and cash equivalents	4.0	(8.7)	9.0	(7.9)
Net increase (decrease) in cash and cash equivalents	23.3	(15.6)	22.4	(28.1)
Cash and cash equivalents, beginning of period	172.4	203.5	173.3	216.0
Cash and cash equivalents, end of period	195.7	187.9	195.7	187.9
Supplemental information:
Interest paid	1.9	4.9	14.9	19.2
Income taxes paid	15.2	21.6	42.0	46.5

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at October 11,	As at April 26,
	2009	2009
	(unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	195.7	173.3
Accounts receivable	269.7	225.4
Inventories	460.7	400.3
Prepaid expenses	14.8	8.5
Future income taxes	38.0	37.0
	978.9	844.5
Property and equipment	1,860.3	1,789.4
Goodwill	411.6	384.8
Trademarks and licenses	173.8	172.0
Deferred charges	10.5	10.9
Other assets	59.3	49.8
Future income taxes	6.3	4.5
	3,500.7	3,255.9
Liabilities
Current liabilities
Accounts payable and accrued liabilities	794.1	758.1
Income taxes payable	37.2	26.3
Future income taxes	1.4	0.7
Current portion of long-term debt	4.0	3.9
	836.7	789.0
Long-term debt	723.7	745.3
Deferred credits and other liabilities	278.1	259.0
Future income taxes	169.4	136.6
	2,007.9	1,929.9
Shareholders' equity
Capital stock	321.5	329.1
Contributed surplus	17.9	17.7
Retained earnings	1,059.5	932.6
Accumulated other comprehensive income	93.9	46.6
	1,492.8	1,326.0
	3,500.7	3,255.9

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and have not been subject to a review engagement by the Company’s external auditors. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the fiscal year ended April 26, 2009, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements do not include all the information for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2009 Annual Report (the 2009 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results expected for the full year. The Company’s business follows a seasonal pattern. The busiest period is the first half of each fiscal year, which includes summer’s sales.

2. ACCOUNTING CHANGES

Goodwill and Intangible Assets

On April 27, 2009, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this new Section had no impact on the Company’s consolidated financial statements.

3. BUSINESS ACQUISITIONS

On May 28, 2009, the Company purchased 43 company-operated stores in the Phoenix, Arizona region, United-States from ExxonMobil Corporation. The Company leases the lands and buildings related to nine sites, it owns the building and leases the land for one site, while it owns both these assets for the other sites. Under the same transaction, ExxonMobil also transferred to the Company the “On the Run” trademark rights in the United States as well as 444 franchised stores operating under this trademark in the United States.

Since the beginning of the fiscal year, the Company also acquired six stores through two distinct transactions. The Company owns the land and buildings for five sites while it leases both these assets for one site.

These acquisitions were settled for a total cash consideration of $67.6, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of the net assets acquired for all transactions, the preliminary allocations of certain acquisitions are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	4.0
Property and equipment	63.0
Other assets	0.1
Total tangible assets	67.1
Liabilities assumed
Accounts payable and accrued liabilities	1.1
Deferred credits and other liabilities	1.3
Total liabilities	2.4
Net tangible assets acquired	64.7
Intangibles	1.3
Goodwill	1.6
Total consideration paid, including direct acquisition costs	67.6

The Company expects that approximately $1.0 of the goodwill related to these transactions will be deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

4. NET EARNINGS PER SHARE

	12-week period			12-week period
	ended October 11, 2009			ended October 12, 2008
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	88.2	183,718	0.48	97.6	194,530	0.50
Dilutive effect of stock options		4,593	(0.01)		3,735	(0.01)
Diluted net earnings available for Class A and B shareholders	88.2	188,311	0.47	97.6	198,265	0.49

	24-week period			24-week period
	ended October 11, 2009			ended October 12, 2008
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	179.3	184,959	0.97	144.8	195,628	0.74
Dilutive effect of stock options		4,185	(0.02)		3,846	(0.01)
Diluted net earnings available for Class A and B shareholders	179.3	189,144	0.95	144.8	199,474	0.73

A total of 864,075 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12 and 24-week period ended October 11, 2009. There are 1,682,795 stocks options excluded from the calculation for the 12 and 24-week period ended October 12, 2008.

5. CAPITAL STOCK

As at October 11, 2009, the Company has 53,706,712 (53,727,412 as at October 12, 2008) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 129 865 277 (139,295,236 as at October 12, 2008) outstanding Class B subordinate voting shares each comprising one vote per share.

On August 8, 2008, the Company implemented a share repurchase program which allows to repurchase up to 2,693,860 Class A multiple voting shares (representing 5.0% of the 53,877,212 Class A multiple voting shares issued and outstanding as at July 29, 2008) and up to 14,031,210 Class B subordinate voting shares (representing 10.0% of the 140,312,108 Class B subordinate voting shares of the public float, as defined by applicable rules, as at July 29, 2008). When making such repurchases, the number of issued and outstanding Class A multiple voting shares and Class B subordinate voting shares is reduced and the proportionate interest of the shareholders in the share capital of the Company is increased on a pro rata basis. All shares repurchased under the share repurchase program are cancelled upon repurchase. During the 12-week period ended October 11, 2009, the Company has repurchased under this program a total of 1,400 Class A multiple voting shares at an average cost of Cdn$16.63 and 1,850,300 Class B subordinate voting shares at an average cost of Cdn$16.52. On a cumulative basis since the implementation of the program, the Company has repurchased a total of 19,000 Class A multiple voting shares at an average cost of Cdn$13.43 and 11,779,400 Class B subordinate voting shares at an average cost of Cdn$13.61. This program expired on August 7, 2009 and was replaced by a new program on August 10, 2009 which will expire on August 9, 2010. No repurchase has been done under this new program.

6. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Stock Options

As at October 11, 2009, 8,656,278 stock options for the purchase of Class B subordinate voting shares are outstanding (9,083,695 as at October 12, 2008). These stock options can be gradually exercised at various dates until September 12, 2019, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Three series of stock options totaling 105,000 stock options at an exercise price ranging from Cdn$13.15 to Cdn$19.85 were granted since the beginning of the fiscal year.

For the 12 and 24-week periods ended October 11, 2009, the stock-based compensation costs amount to $0.5 and $0.9, respectively. For the 12 and 24-week periods ended October 12, 2008, the stock-based compensation costs amount to $0.7 and $1.5, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following assumptions for the stock options granted since the beginning of the year:

❑	risk-free interest rate of 3.03%;
❑	expected life of 8 years;
❑	expected volatility of 33%;
❑	expected quarterly dividend of Cdn$0.035 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$6.49 (Cdn$5.44 as at October 12, 2008). A description of the Company’s stock option plan is included in Note 19 of the consolidated financial statements presented in the 2009 Annual Report.

Phantom Stock Units

On May 1st, 2009, the Company implemented a Phantom Stock Unit (the “PSU”) Plan allowing the Board of Directors, through its Human Resources and Corporate Governance Committee, to grant PSUs, to the officers and selected key employees of the Company (the “Participants”). A PSU is a notional unit, which value is based on the weighted average reported closing price for a board lot of the Company’s Class B subordinated voting share (the “Class B share”) on the Toronto Stock Exchange for the five trading days immediately preceding the grant date. The PSU provides the Participant with the opportunity to earn a cash award equal to the fair market value of the Company’s Class B shares on the open market of the Toronto Stock Exchange upon vesting of the PSU. Each PSU initially granted vest no later than one day prior to the third anniversary of the grant date subject namely to the achievement of performance objectives of the Company, based on external and internal benchmarks, over a three-year performance period. PSUs are not dilutive since they are solely payable in cash.

The PSU compensation cost and the related liability are recorded on a straight-line basis over the corresponding vesting period based on the fair market value of Class B shares and the best estimate of the number of PSUs that will ultimately be paid. The liability is adjusted periodically to reflect any variation in the fair market value of the Class B shares. 3,920 PSUs were granted while 5,323 PSUs were cancelled for the 12-week period ended October 11, 2009. For the 24-week period ended October 11, 2009, the Company granted a total of 193,177 PSUs while it cancelled 5,323 PSUs and the compensation costs for the 12 and 24-week periods ended October 11, 2009 amount to $0.2 and $0.4, respectively. As at October 11, 2009, 187,854 PSUs were outstanding. On the consolidated balance sheet, the obligation related to the PSU Plan is recorded in deferred credit and other liabilities.

To manage current and forecasted risk related to changes in the fair market value of the PSUs granted by the Company, the Company has entered into a financial arrangement with an investment grade financial institution. The financial arrangement includes a total return swap with an underlying representing 189,072 Class B shares (the “Instrument”). The Instrument is recorded at fair market value on the consolidated balance sheet under other assets. The financial arrangement will be adjusted as needed to reflect new awards and/or settlements of PSUs.

The Company has documented and identified the Instrument as a cash flow hedge of the anticipated cash settlement transaction related to the granted PSUs. The Company has determined that the instrument is an effective hedge at the time of the establishment of the hedge and for the duration of the Instrument. The changes in the fair value of the instrument are initially recorded in consolidated other comprehensive income and subsequently reclassified to consolidated net earnings in the same period the recording of the change in the fair value of the PSUs affects consolidated net earnings. Should it become probable that the hedge transaction will not occur, any gains, losses, revenues or expenses associated with the hedging item that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be recognized in the reporting period's net income. As at October 11, 2009, the fair value of the Instrument was $1.1.

7. EMPLOYEE FUTURE BENEFITS

For the 12 and 24-week periods ended October 11, 2009, the Company’s total net pension expense included in its consolidated statement of earnings amounts to $1.7 and $3.8, respectively. For the corresponding 12 and 24-week periods ended October 12, 2008, the expense is $1.4 and $2.9, respectively. The Company’s pension plans are described in Note 20 of the consolidated financial statements presented in the 2009 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

8. SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period			12-week period
	ended October 11, 2009			ended October 12, 2008
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	946.5	469.8	1,416.3	899.6	445.4	1,345.0
Motor fuel	1,995.8	413.7	2,409.5	2,748.9	462.5	3,211.4
	2,942.3	883.5	3,825.8	3,648.5	907.9	4,556.4
Gross Profit
Merchandise and services	308.4	162.4	470.8	290.5	153.0	443.5
Motor fuel	123.7	29.4	153.1	181.2	21.6	202.8
	432.1	191.8	623.9	471.7	174.6	646.3
Property and equipment and goodwill (a)	1,770.7	500.6	2,271.3	1,699.9	443.8	2,143.7

	24-week period			24-week period
	ended October 11, 2009			ended October 12, 2008
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	1,900.2	906.9	2,807.1	1,757.4	889.6	2,647.0
Motor fuel	3,907.3	786.5	4,693.8	5,371.4	857.0	6,228.4
	5,807.5	1,693.4	7,500.9	7,128.8	1,746.6	8,875.4
Gross Profit
Merchandise and services	621.1	311.7	932.8	568.4	310.4	878.8
Motor fuel	243.1	57.4	300.5	282.3	43.3	325.6
	864.2	369.1	1,233.3	850.7	353.7	1,204.4

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

9. RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IMPLEMENTED

Accounting Changes

In June 2009, CICA amended Section 1506 “Accounting Changes”, to exclude from the scope of this Section, changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. This amendment is effective for fiscal years beginning after July 1, 2009. The Company will implement this standard in its first quarter of fiscal year 2011 but does not believe it will have an impact on its consolidated financial statements.

Financial Instruments - Recognition and Measurement

In June 2009, CICA amended Section 3855 “Financial Instruments - Recognition and Measurement” to clarify application of the effective interest rate method after a debt instrument has been impaired. The amendment also clarifies when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point, the Company does not intend to early adopt this amendment. The Company is currently evaluating the impact of the adoption of this amendment.

Financial Instruments - Disclosures

In June 2009, CICA amended Section 3862 “Financial Instruments - Disclosures” to enhance disclosure requirements about liquidity risk of financial instruments. The amendment also includes new disclosure requirements about fair value measurement of financial instruments. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point, the Company does not intend to early adopt this amendment. The Company is currently evaluating the impact of the adoption of this amendment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

10. SUBSEQUENT EVENT

On November 11, 2009, the Company announced its intention to enter into an agreement to create a joint venture with Shell Oil Products US to operate approximately 100 convenience stores in the greater Chicago metropolitan area of the United States. The transaction is subject to final management approvals, standard regulatory approvals and closing conditions and is expected to close by the end of 2009.